November 4, 2005
Mail Stop 3561

Tamara Anne Huculak
President
Puppy Zone Enterprises, Inc.
c/o The Corporation Trust Company
of Nevada
6100 Neil Road, Suite 500
Las Vegas, Nevada   89511


Re:	Puppy Zone Enterprises, Inc.
	Registration Statement on Form SB-2
	Filed November 2, 2005
	File No. 333-129371

Dear Ms. Huculak:

	We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below.
For this reason, we will not further process your registration statement until these material deficiencies are addressed.

      We note that in April 2005, Puppy Zone Enterprises acquired the business and related assets of TPZ Enterprises, a dog day care franchisor that was established and owned, in part, by Ms. Huculak, the controlling shareholder and President of Puppy Zone. Since Puppy
Zone will be conducting the same business as TPZ Enterprises and both entities are (or were) owned by Ms. Huculak, Puppy Zone is considered to have succeeded to the business of TPZ Enterprises and TPZ Enterprises is considered to be the predecessor of Puppy Zone. Accordingly, audited pre-acquisition financial statements of TPZ Enterprises must be included in the registration statement for each of the two fiscal years preceding the date of acquisition by Puppy Zone. Unaudited pre-acquisition financial statements for any subsequent interim period up to the date of acquisition and pro forma financial information giving effect to the acquisition are required as well. Refer to the guidance of Item 310(c) and (d) of Regulation
S-B.




      Please include an audit report for Puppy Zone`s financial statements in the registration statement.

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Tia Jenkins at (202) 551-3790 with any questions.
We look forward to working with you to address these concerns.

							Sincerely,



							John D. Reynolds
							Assistant Director

cc:	Bernard Pinsky, Esq. (via fax)
	604.687.6314
Puppy Zone Enterprises, Inc.
November 4, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE